SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                          FORM 10-C

       REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                 INTERDEALER QUOTATION SYSTEM

         Filed pursuant to Section 13 or 15(d) of the
       Securities Exchange Act ofn 1934 and Rule 13a-17
                     or 15d-17 thereunder


                 First Georgia Holding, Inc.
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        (Exact name of issuer as specified in charter)

                    1703 Gloucester Street
                        P.O. Box 2257
                   Brunswick, GA 31521-2257
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           (Address of principal executive officer)

    Issuer's telephone number, including area code   (912)267-7283
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  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.  Title of security                   Common
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     2.   Number of shares outstanding before the change    2,034,925
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     3.   Number of shares outstanding after the change     3,052,387
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     4.   Effective date of change                      February 28, 1997
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     5.   Method of change:
            Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                                        Stock Split
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  Give brief description of transaction:  a  50% stock dividend in the form of a 3-for-2 stock split.
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  DATE    FEBRUARY 14, 1997             G. FRED COOLIDGE
                                        _____________________
                                        G. Fred Coolidge
                                        Secretary and Treasurer,
                                        First Georgia Holding, Inc.